SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       ☒       Form 40-F       ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       ☐       No       ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

News Release

CNH America Presents Final Offer to United Auto Workers

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939

Lake Forest, Illinois (May 3, 2004) – CNH America LLC, a wholly owned subsidiary of CNH Global N.V. (NYSE:CNH), announced today that the company presented a final contract offer to the UAW late last night.

“CNH has presented a final offer that is fair and equitable to all parties and will keep CNH competitive in the global markets we serve,” Tom Graham, CNH’s chief negotiator said. “Both sides worked through the weekend, and we presented our offer Sunday night. We recognize that our offer represents significant and important changes from the prior agreement, but these changes are necessary if we are to create a solid foundation for the future of these facilities and our employees.”

The current 72-month contract between CNH and the UAW expired on May 2, 2004. CNH expects employees will continue reporting to work on their normal shifts. The UAW has indicated its intention to present the company’s offer for a ratification vote this weekend.

The UAW represents approximately 650 CNH workers at facilities in Burlington, Iowa; Burr Ridge, Illinois; Racine, Wisconsin and St. Paul, Minnesota.

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CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by 12,000 dealers in approximately 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com.

■ CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com ■

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Richard R. Dykhouse
Richard R. Dykhouse
Assistant Secretary

May 4, 2004